EVCARCO, Inc.
7703 Sand Street
Fort Worth, TX 76118
(817) 595-0710 / (817) 595-0755 Fax

Mr. David R. Humphrey, Branch Chief
Ms. Margery Reich, Senior Staff Accountant
Ms. Beverly A. Singleton, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

March 3, 2011

Re: EVCARCO, Inc.
Supplemental response letter filed November 9, 2010 regarding the
Form 10-K for the fiscal year ended December 31, 2009
File Nos. 333-158293 and 000-53978

Dear Mr. Humphrey,

EVCARCO, Inc. (“EVCARCO,” the “Company”) responds as follows to the Staff’s comments dated December 2, 2010, relating to the above-captioned filings.  Attached is a file containing draft of the Form 10-K, Amendment #2, for the fiscal year ended December 31, 2009.

Considering two factors listed below, we respectfully ask the Commission to allow us to forgo filing this amendment to Form 10-K for 2009, and instead, include this information in the Annual Report for 2010:

1)   The changes proposed in the amendment only enhance the disclosures, and do not materially modify the information presented. In our opinion, they would not have a significant impact on decisions of the user of this information, and in addition, they relate to events and transactions that occurred more than a year in the past.

2) Form 10-K for 2010 is due in less than 30 days. As it will contain the information regarding both 2009 and 2010, we can include all of the proposed additions and enhancements on that form.

We intend to make every effort in order to file our 2010 Annual Report prior to the filing deadline of March 31, 2011, and looking forward to your favorable response and any additional recommendations for enhancement of information we present.

Form 10-K (Fiscal Year Ended December 31, 2009), As Amended

Explanatory Paragraph, page 3

l. Please update this explanatory disclosure to indicate that the December 3l, 2009 Annual Report on Form 10-K is also being further amended to include added disclosures, primarily in MD&A of your operating results and liquidity and capital resources, along with the reclassification in the audited financial statements of an inventory adjustment from operating expenses to within costs of goods sold.

Response: We have added the explanation as requested.

2. We assume that you will number the amendment sequentially (i.e., 10-K/A2) pursuant to Rule 12b-15 of the Exchange Act.

Response: Correct.

Managements’ Discussion and Analysis

Operating Results, page 13

3. Refer to the paragraph discussion of the July 2009 acquisition of thirty-five pre-owned SMART cars. Please clarify in the last sentence of this paragraph that the inventory write-down was $82,853 rather than $82,253.  In addition, as you disclose that $47,000 of cash was also expended for this acquisition, please expand to indicate that the total acquisition price was valued at $314,140 of which $47,000 was paid in cash and $267,140 was assigned to the common shares issued.

Response: We have made the requested additions and corrections.

Critical Accounting Policies, page 14

4. We have reviewed your response to prior comment 7of our letter dated October 26, 2010. Please delete the last sentence of your paragraph of Critical Accounting Policies, and instead include from your response that: ‘We do not believe that, so far, our business has required us to apply judgment in accounting for uncertain and/or subjective matters, and has been anything other than straight forward application of accounting regulations, and that in our determination, none of our significant accounting policies, as described in the audited footnotes, have risen to the level that can be described as Critical at this time.’

Response: We have made the requested substitution.

Statements of Cash Flows, page F-5

5. See the financing activities section of the proposed amendment to the December 31, 2009 Annual Report on Form 10-K.  Please revise the line item "Issuance of common stock" for the fiscal year 2009 column to be $147,750, rather than $167,750. Please note that the $20,000 difference represents the non-cash activity of the issuance of common stock for loan. As a result, the related amount shown in the cumulative column for the period of inception, October 14, 2008 through December 31, 2009 should be revised.

Response: We received the proceeds from the loan, and issued shares in satisfaction of that loan in the same year.  On the annual basis, the end result of the transactions involved, is us receiving $20,000 in cash in exchange for stock.  We believe that is reflected appropriately on the Statements of Cash Flows.

6. Please delete the financing activity line item "Proceeds from sales of inventory received in consideration for stock issuance" of $213,287. We note you have appropriately reflected as a non-cash activity the acquisition of property (i.e., the inventory) for issuance of common stock in the amount of $267,140.  In this regard, the operating activity line item "Loss on sale of inventory received in consideration of stock issuance" of $53,853 should also be deleted.

Response: This non-cash transaction has affected our Net Loss, with value of the cars being reflected in the Cost of Goods Sold.  Based on the discussion with the Commission’s staff, we have reclassified the entire amount to the Operating section of Statements of Cash Flows, as adjustment to Net Loss.

Note 2. Summary of Significant Accounting Policies

g. Warranties, page F-7

7. We have reviewed your response to our prior comment 14. We assume, from your response, that no revenues have been earned to date on either repair work covered by the manufacturers’ warranty or from repair work for non-warranty customer vehicles.  If our assumption is correct, we will not object if you elect not to expand your related footnote disclosure in your amended Form 10·K.  However, when you begin recognizing revenues from either activity, please expand your accounting policies footnote to disclose this fact and to explain your related accounting policies.  It may be appropriate to also disclose when and how you are reimbursed for repair work covered by the manufacturers’ warranty.

Response: Correct, we have not earned any revenues from such activities. We’ll make the noted disclosures when they become applicable.

Note 4. Prepaid Expenses, page F-11

8. We have reviewed your response to our prior comment 17.  We understand that you have issued shares to individuals (or to an individual) for services and have elected to account for $136,667 of the related expense as a prepaid expense.  The resulting asset is approximately 65% of your total assets as of December 31, 2009.  At a minimum, the particulars of this particular consulting agreement should be separately disclosed in your footnotes.  Please disclose the nature of this consulting agreement, including the number of common shares issued to this consultant, the fair value assigned, the length of the agreement, the unearned portion, and a description of the services provided.  In addition, please clarify whether the shares awarded are fully vested and nonforfeitable and, if they are, explain why you believe that performance over the remaining period of the contract is reasonably assured. We would not object if you choose not to disclose the specific consultant’s name if in doing so this would cause an adverse effect to your business. However, we do consider these disclosures to be consistent with the disclosure requirements set forth in ASC 505-50-50-1 (previously set forth in paragraph 65 of SFAS 123(R)).

Response: We have added the information to the Note 4.

9. As a related matter, material consultant agreements should be filed as Exhibits to the Form 10-K, pursuant to Item 601 (b) (10) of Regulation S-K.

Response: In our determination, none of the contacts were material at the time of execution. In addition, we were not a publicly traded entity at the time we entered the contracts.

Note 8. Going Concern page F-11

10. We have reviewed your response to prior comment 18 of our letter dated October 26, 2010. Please reflect the requested disclosure in this footnote.  In this regard, please also note that the auditors’ report refers to Note 8 for a discussion of management’s plans concerning the going concern matters. As such, we reiterate our comment that Note 8 be expanded to include a discussion of any mitigating factors as well as any plans that management has to ensure that the Company will be a viable going concern entity for the next twelve months and thereafter. These plans might include potential plans to reduce or delay expenditures, dispose of assets, raise ownership equity or secure financing.  Your current footnote disclosure omits this required discussion.  Please revise.

Response: In response to your other requests, we have expanded our disclosures in MD&A and other sections of the Form 10-K.  We can not find any authoritative guidance requiring to include such discussion in the Notes to financial statements.  Please, provide us with a reference.

Note 13. Various immaterial Restatements and Explanations in Response to SEC’s Review of the Form 10-K, page F-14

11. For clarity, consideration should be given to revising and/or relocating these disclosures. For example, this note might specifically address the restatements and/or reclassifications made to the income statement that are addressed in Note 13(a). You might describe and quantify the specific reclassification adjustment that you recorded and explain your basis in GAAP for the revision. The reference to "at the request of the SEC" should be deleted from your description. We note that you do not consider the reclassification to be significant to your financial statements.  If true, please clarify the reasons for your conclusion.  In this regard, we assume that you have considered the fact that the adjustment had no impact upon operating profit/ (loss) and/or net income/(loss) for fiscal 2009 in arriving at your conclusion. We also suggest (as stated above in comment 1) that related disclosure be included under the Explanatory Paragraph section on page 3 of the Form 10-K/A2 and that it be revised to delete the reference to "at the request of the SEC."

Response: We deleted the reference and modified the paragraph.

12. Consideration should also be given to eliminating the opening paragraph of Note l3(b).  Instead, the three paragraph discussion of stock valuations might best be included within Note 10 ("Stockholder’s Equity).

Response: We have added explanations to Note 10, and modified the description in Note 13.

13. Finally, the paragraph discussion in Note 13(c) should be deleted as your current presentation is not appropriate.

Response: We have modified this paragraph to simply note the change in classification.

14. Please note that as a result of the requested deletion of Note 13, the auditor’s report at page F-1 will have to be revised as to the dual dating of the report that refers to Note 13, and should instead refer to the applicable footnotes that will be include such new information that had been previously included in Note 13.

Response: The auditor’s report will be revised.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

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EVCARCO, Inc. trusts that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Nikolay Frolov, CFO, at (214) 507-0487, if you have any questions.

Very truly yours,

/s/ Nikolay Frolov
Nikolay Frolov, CFO